EXHIBIT 5 and 23.1

Boston Brussels Chicago Düsseldorf London Los Angeles Miami Munich

New York Orange County Rome San Diego Silicon Valley Washington, D.C.

July 31, 2007

HSBC Receivables Funding Inc. I

1111 Town Center Drive

Las Vegas, Nevada 89144

Re:	HSBC Credit Card Master Note Trust (USA) I, Series 2007-1

Ladies and Gentlemen:

We have acted as special counsel for HSBC Receivables Funding Inc. I (the “Transferor”) and HSBC Credit Card Master Note Trust (USA) I (the “Trust” or the “Issuer”) in connection with (i) the execution and delivery of the Second Amended and Restated Master Indenture, dated as of June 30, 2006 (the “Master Indenture”), between Wilmington Trust Company, not in its individual capacity but solely as Owner Trustee acting on behalf of the Issuer, and Wells Fargo Bank, National Association, as Indenture Trustee, as supplemented by the Series 2007-1 Supplement, dated as of July 31, 2007 (the “Supplement”, together with the Master Indenture, the “Indenture”) and (ii) the sale by the Trust of $677,550,000 in principal amount of Series 2007-1 Class A Floating Rate Asset Backed Notes (the “Class A Notes”) and $72,450,000 in principal amount of Series 2007-1 Class B Floating Rate Asset Backed Notes (the “Class B Notes”, together with the Class A Notes, the “Notes”). Capitalized terms employed herein and not otherwise defined herein shall have the meaning ascribed to such terms in the Indenture.

In connection with our opinion we have examined originals or copies, certified or otherwise identified to our satisfaction, of all such records of the Transferor and the Issuer and such other documents, certificates and instruments as we have deemed necessary or appropriate as a basis for the opinions set forth herein. In our examination, we have assumed the genuineness of all documents submitted to us as originals, the conformity of all documents submitted to us as certified or photostatic copies of the original documents and the authenticity of such documents.

We express no opinion as to the effect of the laws of any jurisdiction other than the laws of the State of New York and the federal laws of the United States of America.

You have asked our opinion concerning the enforceability of the Class A Notes. Based upon the foregoing and subject to the qualifications set forth herein, it is our opinion that each of the Class A Notes constitutes the legal, valid and binding obligation of the Issuer enforceable in accordance with its terms, except, in each case, as such enforceability may be

NYK 1110979-3.021110.0063

July 31, 2007

limited by (i) bankruptcy, insolvency, reorganization, moratorium or other similar laws of general applicability affecting the enforcement of creditors’ rights and (ii) the application of general principles of equity (including the availability of equitable remedies), including, without limitation, concepts of materiality, reasonableness, public policy, good faith and fair dealing (regardless of whether considered in a proceeding in equity or at law).

*	*	*

We hereby consent to the filing of this opinion as an exhibit to a Form 8-K to be filed with the Securities and Exchange Commission (the “Commission”) in connection with the issuance of the Notes. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the under the Securities Act of 1933, as amended, or the General Rules and Regulations of the Commission thereunder.

Our opinions contained herein are rendered only as of the date hereof, and we undertake no obligation to update this letter or the opinions contained herein after the date hereof.

This opinion is furnished by us as counsel in connection with the issuance of the Notes occurring on the date hereof and is solely for the benefit of the addressees hereto, and is not to be used, circulated, quoted or otherwise referred to for any other purpose without our express written permission.

Very truly yours,

/s/ McDermott, Will & Emery LLP

NYK 1110979-3.021110.0063